SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   Form 11-K



   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1998


   OR


   [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

   For the transition period from                 to
                                  ---------------   -----------------
                     Commission file number 001-07155


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Profit Participation Plan of R.H. Donnelley

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY  10577.


                             REQUIRED INFORMATION

           The required financial statements are attached to this report.

                        PROFIT PARTICIPATION PLAN OF
                               R.H. DONNELLEY


                             INDEX TO FORM 11-K


                                                                       Page
   Report of Independent Accountants                                     3

   Statement of Changes in Net Assets Available for
   Benefits, With Fund Information for the period from
   July 1, 1998 (Inception of the Plan) to December 31, 1998             4

   Statement of Net Assets Available for Benefits
   With Fund Information as of December 31, 1998                         5

   Notes to Financial Statements                                       6-12

   Signatures                                                          13

   Exhibit 23 - Consent of the Independent Accountants                 14

                                  -------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


   To the Employee Benefits Committee of The Board of Directors of R.H. DONNELLEY CORPORATION:

   In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Participation Plan of R.H. Donnelley (the
   'Plan') as of December 31, 1998 and the changes in net assets available for benefits for the period from July 1, 1998 (inception of Plan) to December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 /s/  PricewaterhouseCoopers LLP




   New York, New York
   May 28, 1999

                                R.H. DONNELLEY
                           PROFIT PARTICIPATION PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                            WITH FUND INFORMATION
         FROM JULY 1, 1998 (INCEPTION OF THE PLAN) TO DECEMBER 31, 1998
                               (Dollars in Thousands)

                                                            BGI
                          R.H.      The    BGI              Mid &  BGI
                   BGI    Donnelley D&B    Special BGI      Small  Int'l  Par-
                   Equity Common    Common Fixed   Balanced Cap    Equity tic-
            Total  Index  Stock     Stock  Income  Index    Index  Index  ipant
            Plan   Fund   Fund      Fund   Fund    Fund     Fund   Fund   Loans
            -------------------------------------------------------------------
Allocated
income in
Master
Trust     $ 2,815 $ 2,499  $ 233   $ (742) $  558   $  163  $  21   $ 90    $(7)

Accrued
interest
receivable
from
loans          16       6      2        -       5        1      1      1      -

Contributions
received
from
employer      809     352    100        -     193       40     81     43      -
partici-
pants:      2,485   1,093    304        -     574      123    251    140      -

Participant
loan
repayments    (82)    214     71        -     183        7     22     19   (598)

Distributions
to
partici-
pants      (2,114)   (868)   (24)    (131)   (844)     (47)  (114)   (86)     -

Loans to
participant    (2)   (187)   (22)     (57)   (246)     (15)   (25)   (12)   562

Administrative
fees          (24)    (12)    (2)       -      (7)      (1)    (1)    (1)     -

Interfund
transfers       -    (619) 3,829   (5,301)  1,087    1,304   (318)    18      -
             -------------------------------------------------------------------
Net increase/
(decrease)  3,903   2,478  4,491   (6,231)  1,503    1,575    (82)   212    (43)

Net assets
available
for benefits
as of
July 1,    59,467  27,165    661    6,231  15,910    1,920  3,437  1,880  2,263
1998
           --------------------------------------------------------------------
Net assets
available
for benefits
as of
December 31,
1998      $63,370 $29,643 $5,152     $  - $17,413   $3,495 $3,355 $2,092 $2,220
          =====================================================================

[FN]
   The accompanying notes are an integral part of these financial statements

                             R.H. DONNELLEY
                        PROFIT PARTICIPATION PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                         WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1998
                        (Dollars in Thousands)

                                                            BGI
                          R.H.      The    BGI              Mid &  BGI
                   BGI    Donnelley D&B    Special BGI      Small  Int'l  Par-
                   Equity Common    Common Fixed   Balanced Cap    Equity tic-
            Total  Index  Stock     Stock  Income  Index    Index  Index  ipant
            Plan   Fund   Fund      Fund   Fund    Fund     Fund   Fund   Loans
            -------------------------------------------------------------------
Investement
in Master
Trust     $63,042 $29,478 $5,133    $(34) $17,320   $3,470 $3,318 $2,070 $2,287

Accrued
interest
receivable
from loans     16       6      2       -        5        1      1      1      -

Interfund
receivable/
(payable)       -       -    (34)     34        -        -      -      -      -

Contributions
receivable
from:
participants 259      137     44       -       78       20     29     18    (67)
employer      77       34      9       -       17        5      8      4      -

Other
accrued
dis-
 bursements  (24)     (12)    (2)      -       (7)      (1)    (1)    (1)     -
          ---------------------------------------------------------------------
Net Assets
available
for
benefits
as of
December
31, 1998 $63,370  $29,643 $5,152     $ -  $17,413   $3,495 $3,355 $2,092 $2,220
         ======================================================================

[FN]
   The accompanying notes are an integral part of these financial statements

                   PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                       NOTES TO THE FINANCIAL STATEMENTS


   Note 1 - Plan Description

   Overview
   --------

   Prior to July 1, 1998, R.H. Donnelley Corporation (the 'Company' or 'RHD') operated as part of The Dun & Bradstreet Corporation ('D&B'). On July 1, 1998, the Company separated from D&B and operates as an independent entity. On the same date, the Company established the Profit Participation Plan of R.H. Donnelley (the 'Plan') for the benefit of its eligible employees.

   The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The following summary provides an overview of major Plan provisions in effect from the date of inception through December 31, 1998 and is provided for general information purposes. Employees that contribute to the Plan ('Participants') or former employees who have assets in the plan should refer to the Plan document for more complete information and full description of the Plan provisions and qualifications.

   Eligibility and Contributions
   -----------------------------

   Full-time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Employees, who were Participants in the Profit Participation Plan of the Dun & Bradstreet Corporation (the 'D&B Plan') immediately prior to July 1, 1998, could elect to continue participation in the D&B Plan or to become Participants of the Plan as of July 1, 1998. Part-time associates who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

   Participants of the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments, of their included compensation, as defined by the Plan Document ('Basic Contributions'). The Company makes contributions ('Matching Contributions') equal to 50% of aggregate Basic Contributions.

   Participants may make additional contributions ('Investment Contributions') up to a maximum of 10% of included compensation. Investment Contributions are not eligible for Matching Contributions. All contributions are subject to Internal Revenue Code ('IRC') and ERISA limitations.

   Participants' Basic Contributions and Investment Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after-tax earnings. A Participant may contribute in any plan year up to a maximum of 16% of their included compensation (up to 6% in Basic Contributions and 10% in Investment Contributions) or the maximum before-tax contributions allowed by the IRC, whichever is less. For plan year 1998, the IRC limit on before-tax contributions was $10,000.

   To comply with certain provisions of the Tax Reform Act of 1986, as amended (the 'Act'), the Plan limits covered compensation for purposes of determining Basic, Investment and Matching Contributions
   (collectively, 'Contributions') to $160,000 for calendar year ended December 31, 1998.

                      PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                    NOTES TO THE FINANCIAL STATEMENTS - (Continued)


   Vesting and Investment Options
   ------------------------------

   Basic and Investment Contributions are fully vested when made. Matching Contributions are fully vested when the Participant has completed three years of service with the Company. In addition, a Participant becomes fully vested in Matching Contributions immediately upon attaining age 65 or in the event of death or disablement. When RHD separated from D&B, all Mathcing Contributions became fully vested. Subsequent Matching Contributions are subject to normal vesting provisions.

   The Plan allows Participants to allocate their Contributions to various investment options available under the Plan. These elections must be made in 10% increments and are subject to certain restrictions as described in the Plan document. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Corporation Common Stock Fund. Participants are able to reallocate their entire account balances in multiples of 10% among the Plan's investment options, subject to the 50% maximum in the R.H. Donnelley Corporation Common Stock Fund.

   Upon termination of service with the Company, Participants become eligible for a lump sum distribution of the vested portion of their account. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

   Amounts forfeited by non-vested or partially vested Participants who terminated during the six-month period ended December 31, 1998 totaled $3,000. Forfeited amounts reduce future Company contributions.

   Participant Loans
   -----------------

   Participants may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each Participant. Interest rates applicable to Plan loans are commensurate with prevailing rates of interest charged on similar commercial loans determined in the marketplace plus 2%. The total number of Participants with outstanding loans at December 31, 1998 was 353.

   Note 2 - Summary of Significant Accounting Policies

   Master Trust
   ------------

   On July 1, 1998, RHD established with The Northern Trust Company (the 'Trustee'), the R.H. Donnelley Corporation Defined Contribution Plan Master Trust (the 'Master Trust'). Upon the separation of RHD from D&B, Participants had the option to transfer their account balances to the Plan or to keep their balances in the D&B Plan. In connection with the reorganization, assets relating to the Participants who elected to transfer their account balances to the Plan in 1998 totaled $59,468,000.

   Participant balances were transferred from The D&B Plan to the Master Trust. As of December 31, 1998, assets of the Plan are commingled with the assets of The DonTech Profit Participation Plan. DonTech is a general partnership between RHD and an indirect, wholly owned subsidiary of Ameritech Corporation. The Plan's investment in the Master Trust is based on its relative interest in the fair value of the assets held in the Master Trust. Investment income, gains and losses on sales of investments and net appreciation/ depreciation in the fair value of investments are allocated to the Plan based upon the relative investment balances at fair value during the valuation period. Fair value is determined based on quoted market prices of investment securities or contract value for investment contracts.

                      PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                    NOTES TO THE FINANCIAL STATEMENTS - (Continued)


   Contributions and Benefit Payments
   ----------------------------------

   Participant contributions are recorded in the period payroll deductions are made. Company contributions are based upon amounts required under the provisions of the Plan. Benefits are recorded when paid.

   Expenses and Administrative Costs
   ---------------------------------

   Transaction, investment manager and annual audit fees related to the Plan are charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan are borne by the Company.

   Use of Estimates
   ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in a number of funds invested in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

   Plan Termination
   ----------------

   While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

   Note 3.  Investment Funds

   Participants of the Plan through December 31, 1998, could have elected to have the Basic, Investment and Matching Contributions (collectively 'Contributions') credited to their Plan accounts invested in one or more of following investment funds. The percentage indicated represents the percentage of the total Master Trust investments dedicated to Participants. Remaining amounts are dedicated to participants in the DonTech Profit Participation Plan.

   BGI Equity Index Fund                          The BGI Equity Index Fund
                                                  invests in common stock of
                                                  companies included in the
                                                  Standard & Poor's 500 Stock
                                                  Index (S&P 500).  Vested and
                                                  non-vested Participant
                                                  balances in this fund
                                                  represented 61% of the total
                                                  Master Trust investment in
                                                  this option as of
                                                  December 31, 1998.

                    PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                  NOTES TO THE FINANCIAL STATEMENTS - (Continued)

   R.H. Donnelley Corporation Common Stock Fund   The R.H. Donnelley Corporation
                                                  Common Stock Fund invests in
                                                  the common stock of R.H.
                                                  Donnelley Corporation.  Vested
                                                  and non-vested Participant
                                                  balances in this fund
                                                  represented 66% of the total
                                                  Master Trust investment in
                                                  this option as of
                                                  December 31, 1998.

   The Dun & Bradstreet Corporation               The Dun & Bradstreet
   Common Stock Fund                              Corporation Common
                                                  Stock Fund invests in the
                                                  common stock of The Dun &
                                                  Bradstreet Corporation.  As of
                                                  December 31, 1998, The Dun &
                                                  Bradstreet Corporation Common
                                                  Stock Fund was terminated.
                                                  Unless otherwise instructed by
                                                  the Participant, all remaining
                                                  balances were transferred to
                                                  the R.H. Donnelley Corporation
                                                  Common Stock Fund.

   Legacy Common Stock Fund                       The Legacy Common Stock Fund
                                                  consists of Common Stock of
                                                  D&B, ACNielsen Corporation and
                                                  Cognizant Corporation.  On May
                                                  31, 1998, the Legacy Common
                                                  Stock Fund was terminated.
                                                  Unless otherwise instructed by
                                                  the Participant, all remaining
                                                  balances were transferred
                                                  to The Dun & Bradstreet
                                                  Corporation Common Stock Fund.

   BGI Special Fixed Income Fund                  The BGI Special Fixed Income
                                                  Fund invests in group
                                                  insurance contracts ('GICs')
                                                  with one or more insurance
                                                  companies and/or financial
                                                  institutions selected by the
                                                  Company.  The insurance
                                                  companies and/or financial
                                                  institutions contract to repay
                                                  both principle and a specific
                                                  rate of return, depending on
                                                  market conditions when the
                                                  contract is negotiated, and
                                                  the length of the contract.
                                                  Vested and non-vested
                                                  Participant balances in
                                                  this fund represented 53%
                                                  of the total Master Trust
                                                  investment in this option
                                                  as of December 31, 1998.

   BGI Balanced Index Fund                        The BGI Balanced Fund
                                                  invests in the common stock of
                                                  companies included in the S&P
                                                  500 and long-term,
                                                  investment grade bonds. Vested
                                                  and non-vested Participant
                                                  balances in this fund
                                                  represented 66% of the total
                                                  Master Trust investment in
                                                  this option as of
                                                  December 31, 1998.

   BGI Mid & Small Cap Equity Index Fund          The BGI Mid & Small Cap Equity
                                                  Index Fund invests in common
                                                  stocks in the U.S. equity
                                                  market that are not included
                                                  in the S&P 500. Vested and
                                                  non-vested Participant
                                                  balances in this fund
                                                  represented 86% of the total
                                                  Master Trust investment in
                                                  this option as of
                                                  December 31, 1998.

   BGI International Equity Index Fund            The BGI International Equity
                                                  Index Fund invests in a
                                                  portfolio of securities traded
                                                  outside the U.S.  Investment
                                                  selections are based on the
                                                  Europe, Australia and Far East
                                                  Index. Vested and non-vested
                                                  Participant balances in this
                                                  fund represented 77% of the
                                                  total Master Trust investment
                                                  in this option as of December
                                                  31, 1998.


   Contributions received from Participants and the Company are temporarily invested in the Northern Trust Company Collective Short-Term Investment Fund pending investment into the funds. Investments of the Collective Short-Term Investment Fund consist of high quality money market instruments with short maturities.

                      PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                    NOTES TO THE FINANCIAL STATEMENTS - (Continued)

   Note 4.  Tax Status

   The IRS determined and informed D&B by a letter dated July 7, 1995, that the D&B Plan and related trust were designed in accordance with applicable sections of the IRC. During June 1998, the Company filed documents with the IRS indicating that Participant assets were transferred to the Plan. Provisions of the Plan are substantially similar to the D&B Plan. The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   Note 5.  Investment in Master Trust

   The investment in the Master Trust reflected in the Statement of Net Assets Available for Benefits represents the Plan's share of total assets in the Master Trust. Investments of the Plan comprise 56% of total Master Trust assets as of December 31, 1998.

   Assets at fair value in the Master Trust are summarized as follows (in thousands):


                                                       December 31, 1998
                                                       -----------------
   BGI Equity Index Fund                                  $  47,994*
   R.H. Donnelley Corporation Common Stock Fund               7,726*
   Ameritech Corporation Common Stock Fund                   10,047*
   BGI Special Fixed Income Fund                             32,417*
   BGI Balanced Index Fund                                    5,300
   BGI Mid & Small Cap Equity Index Fund                      3,846
   BGI International Equity Index Fund                        2,710
   Loan Account                                               3,214
                                                            -------
   Total Investments                                        113,254
   Accrued Contributions, Income and Expenses                    54
                                                            -------
   Total Assets in Master Trust                           $ 113,308

                                                            =======

[FN]
   *  These assets represent 5% or more of Plan assets.

                       PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                     NOTES TO THE FINANCIAL STATEMENTS - (Continued)


   The Master Trust investments had the following income and expense during the six month period ending December 31, 1998 (in thousands):

                                                      Income/(Expense)
                                                       July 1, 1998-
   Net Appreciation/(Depreciation)                   December 31, 1998
   -------------------------------                   -----------------
   BGI Equity Index Fund                                  $ 4,077
   R.H. Donnelley Corporation Common Stock Fund               306
   Ameritech Corporation Common Stock Fund                  2,606
   The Dun & Bradstreet Corporation Common Stock Fund      (1,036)
   BGI Balanced Index Fund                                    262
   BGI Mid & Small Cap Equity Index Fund                        5
   BGI International Equity Index Fund                         91
                                                            -----
   Total Net Appreciation                                   6,311

   Investment Income
   -----------------
   Interest                                                1,162
   Dividends                                                 208
   Fees and Expenses                                         (61)
                                                           -----
   Total Investment Income                                 1,309
                                                           -----
   Master Trust Income                                   $ 7,620
                                                           =====

   The Plan's allocated income in the Master Trust represents its participating share for the six month period from inception of the plan to December 31, 1998. The Master Trust investments are recorded at fair value based on the applicable December 31, 1998 closing sales prices as quoted in published financial sources. Fair value for investments in the BGI Balanced
   Index Fund, the BGI Mid & Small Cap Equity Index Fund and the BGI International Equity Index Fund are determined by using the applicable December 31, 1998 redemption prices reported by the managers of the funds.

   The Trust has entered into benefit responsive investment contracts with various insurance companies ('Insurers'). The fair value of these contracts are recorded in the BGI Special Fixed Income Fund. The Insurers maintain the contributions in a pooled account, which is credited with earnings on the underlying assets and charged for Participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value and there are no reserves against contract value for credit risk of the contract insurer or other risks. Fair value of the contracts was $24,844,000 as of December 31, 1998. The average interest rate was approximately 6.6% for the period from July 1, 1998 to December 31, 1998.

   Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date. The net appreciation in the fair value of the Master Trust's investments consists of realized and unrealized gains and losses for the specified period.


   Note 6. Subsequent Events

   As of January 1, 1999 the Company engaged Fidelity Investments for maintenance of Participant data, trustee and investment management functions associated with the Plan. Prior to January 1, 1999, record keeping and Participant data services were provided by Towers Perrin and trustee services by The Northern Trust Company. In addition, the following change in fund investment options were made:

   The BGI Equity Index Fund, BGI Balanced Index Fund, BGI Mid & Small
   Cap Equity Index Fund and BGI International Equity Index Fund were removed as investment options of the Plan. The Fidelity Puritan Fund, Fidelity Equity Income Fund, Spartan US Equity Index Fund, Spartan Extended Market Index Fund, Fidelity Blue Chip Growth Fund, Franklin Small Cap Growth Fund I and Fidelity Diversified International Fund were added as investment options of the Plan. Investment objectives of the new investment options are:

   Fidelity Puritan Fund                  The Fidelity Puritan Fund invests
                                          primarily in high yielding US and
                                          foreign securities with an emphasis on
                                          capital preservation.

   Fidelity Equity Income Fund            The Fidelity Equity Income Fund
                                          invests Primarily in income
                                          producing common and preferred stocks
                                          and may invest in bonds.

   Spartan US Equity Index Fund           The Spartan US Equity Index Fund
                                          invests in companies contained in the
                                          S&P 500 index.  The fund strategy is
                                          to duplicate the composition and
                                          performance of the index, as opposed
                                          to selectively investing in individual
                                          stocks.

   Spartan Extended Market Index Fund     The Spartan Extended Market Index Fund
                                          invests in small to mid-sized
                                          companies that are included in the
                                          Wilshire 4500 index.  The fund
                                          strategy is to duplicate the
                                          composition and performance of the
                                          index, as opposed to selectively
                                          investing in individual stocks.

   Fidelity Blue Chip Growth Fund         The Fidelity Blue Chip Growth Fund
                                          invests in equity securities of large,
                                          well known and established companies.

   Franklin Small Cap Growth Fund I       The Franklin Small Cap Growth Fund I
                                          invests in foreign and domestic equity
                                          securities issued by companies with
                                          market capitalization of less than
                                          $1.5 billion.

   Fidelity Diversified                   The Fidelity Diversified
   International Fund                     International Fund invests in
                                          companies located outside the U.S.
                                          The fund focuses on larger companies
                                          that are undervalued compared to
                                          existing norms in a particular
                                          market.


                                SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         PROFIT PARTICIPATION PLAN OF R.H. DONNELLEY
                         (Name of Plan)


                         By:
                            ----------------------------------
                              Philip C. Danford
                              Senior Vice President & Chief Financial Officer

Date: June 29, 1999

                                                                   Exhibit 23

                     CONSENT OF THE INDEPENDENT ACCOUNTANTS

We hereby concent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated May 28, 1999, which appears in this annual report on Form 11-K.


                                              /s/PricewaterhouseCoopers LLP

New York, New York
June 29, 1999